UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

April 11, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box☐ .

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,743,859

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,743,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,743,859

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.16%*

14	TYPE OF REPORTING PERSON.
OO

*Represents approximately 54.16% of the outstanding Shares (based on (i) 106,397,602 outstanding Shares as of March 1, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, plus (ii) 218,534 Shares, representing the minimum aggregate number of Shares to be issued by the Issuer as backstop fees in connection with the convertible preferred offering (see Item 4)).

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•	9,216,933 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);
•
8,161,422 Shares directly owned by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”), as such Shares are no longer held, directly or indirectly, by York Select, L.P., York Select Master Fund, L.P., and York Select Investors Master Fund, L.P. as a result of an internal restructuring;

•	11,721,347 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);
•	12,595,493 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”)
•	2,516,160 Shares directly owned by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”); and
•
13,532,503 Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy” and together with York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy, the “York Funds”).

The foregoing Share ownership amounts reflect the receipt of the Backstop Grant as described in Item 4.

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA.  David Magid is a Research Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of YGA, the York Funds, York European Holdings, York Credit Opportunities Domestic, Dinan Management and York Select Strategy is as follows:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Select Strategy, York European Fund, York Credit Opportunities, York Credit Opportunities Master and York Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital and York Multi-Strategy and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select Strategy and the manager of one other private investment fund.

York Credit Opportunities Domestic is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities and York Credit Opportunities Master and the manager of certain other private investment funds.

York European Holdings is a privately owned limited partnership in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On April 11, 2018 (the “Backstop Agreement Date”), York Capital entered into a backstop commitment agreement with the Issuer (the “Backstop Agreement”), pursuant to which York Capital or its designated affiliates (as described below), agreed to purchase in the aggregate, at the Issuer’s election, up to approximately $23.2 million in, or approximately 23,200 shares of, convertible preferred stock with detached warrants (such commitment, the “York Backstop Amount”) in connection with the Issuer’s convertible preferred equity offering (“preferred offering”) previously disclosed in the Issuer’s Form 8-K filed with the SEC on April 12, 2018 (the “Backstop 8-K”).

Pursuant to the Backstop Agreement, in exchange for the York Capital’s commitment under the Backstop Agreement, the Issuer agreed to issue to York Capital, or its designated affiliates, at the closing of the preferred offering (the “Closing”), an aggregate of 144,856 Shares if the Closing occurs within 30 days after the Backstop Agreement Date and additional Shares if the Closing occurs at a later date (as set forth in the Backstop Agreement).  In addition, the Issuer agreed to issue to York Capital, or its designated affiliates, an amount equal to 2.75% of the portion of the York Backstop Amount drawn on by the Issuer, which will be paid at the Closing in Shares priced at $4.8047 per share.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)            (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,743,859 Shares in the aggregate, which represents approximately 54.16% of the outstanding Shares (based on (i) 106,397,602 outstanding Shares as of March 1, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, plus (ii) 218,534 Shares, representing the minimum aggregate number of Shares to be issued by the Issuer as backstop fees in connection with the convertible preferred offering (see Item 4)).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,216,934 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Strategy.

(iv) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,532,503 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,595,493 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vi) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,721,347 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(vii) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,516,160 Shares. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York European Fund.

(viii) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

On account of certain agreements between the Reporting Person and Kathleen Eisbrenner, such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, YGA and the CEO collectively beneficially own 64,429,492 Shares, which represents approximately 62.31% (based on (i) 106,397,602 outstanding Shares as of March 1, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, plus (ii) 218,534 Shares, representing the minimum aggregate number of Shares to be issued by the Issuer as backstop fees in connection with the convertible preferred offering (see Item 4)).  Information regarding the CEO, including her ownership of Shares, can be found in the Schedule 13D filed by such person with the SEC on March 3, 2018, and as may be amended from time to time. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the CEO. The Reporting Person expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b)           (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,743,859 Shares in the aggregate, which represents approximately 54.16% of the outstanding Shares (based on (i) 106,397,602 outstanding Shares as of March 1, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, plus (ii) 218,534 Shares, representing the minimum aggregate number of Shares to be issued by the Issuer as backstop fees in connection with the convertible preferred offering (see Item 4)).

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,216,934 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,216,934 Shares.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,721,347 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,721,347 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,595,493 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,595,493 Shares.

(vi) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,532,503  Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,532,503 Shares.

(vii) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,516,160 Shares. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,516,160 Shares.

(viii) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 3 of this Statement, neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Schedule 13D, except that the Share ownership amounts reported herein reflect the receipt of the number of shares equal to the minimum backstop fee that York Capital or its designated affiliates will receive at the Closing as set forth below:

York Affiliate	Backstop Fee Shares
York Capital	26,928
York Multi-Strategy	39,535
York Credit Opportunities	34,244
York Credit Opportunities Master	36,798
York European Fund	7,351

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

10.14 – Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Person (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018

York Capital Management Global Advisors, LLC

	By:	/s/ John F. Fosina
		Name:	John F. Fosina
		Title:	Chief Financial Officer